UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2020 Results

ICL Group Ltd

Operating and Financial Review and Prospects

June 30, 2020

ICL REPORTS RESILIENT SECOND QUARTER 2020 RESULTS

Tel Aviv, Israel, July 29, 2020 – ICL (NYSE &TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the second quarter ended June 30, 2020.

Highlights for the Second Quarter of 2020

-
Sales of $1.20 billion compared to $1.43 billion in the second quarter of 2019, a 16% decrease primarily caused by cyclically-low commodity prices as well as lower demand for clear brine fluids and some of our flame retardants due to the impact of COVID-19.

-
Implementation of strategic efficiency plans, including the discontinuation of unprofitable phosphate rock production and sales from Israel, the accelerated closure of potash operations in the Vilafruns mine in Spain, and a global workforce reduction of about 250 employees, mostly through early retirement plans. Expected annual savings of about $50 million, starting in 2021, due to strategic efficiency plans.

-
Operating loss of $169 million, including mostly non-cash charges of $297 million related to strategic efficiency plans; adjusted operating income of $128 million, a decrease of 44% compared to the second quarter of 2019.

-
Adjusted EBITDA of $246 million and operating cash flow of $177 million decreased by 28% and 26%, respectively, compared to the second quarter of 2019, but were unchanged compared to the first quarter of 2020, when results were not negatively impacted by COVID‑19.

-	Continuous innovation and focus on growing specialty business reflected in $30 million operating income from phosphate specialties, a 20% increase compared to the second quarter of 2019.

-	Achieved record first half potash production at the Dead Sea.

-	Consolidation of crop nutrition sales and marketing infrastructure, creating a unified commercial operating model facing agriculture end-markets

-	Declared a quarterly dividend of $36 million, in line with ICL’s balanced approach to capital allocation.

The results for the second quarter of 2020 were impacted by the COVID-19 pandemic and the resulting decline in demand for oil.  Notwithstanding the market environment, ICL was profitable in each of its reporting segments, due to a diverse business mix and an ongoing focus on increasing its specialties business.  In the Phosphate Solutions segment, operating income from phosphate specialties increased by 20% compared to the prior year, partly offsetting a decline of over 20% in phosphate commodity prices. Also, the Potash segment’s operating margin increased sequentially despite a continued weakness in commodity prices, and a $23 million impact related to COVID-19. In the Industrial Products segment, ICL’s strategic shift to long-term contracts, a diverse product portfolio and an increase in sales of specialty minerals to the pharma and supplementals markets, helped to partially offset a sharp decline in demand for clear brine fluids. IAS segment’s operating margin increased by 25% due to cost efficiency initiatives and lower cost of raw materials. In addition, we continue to enhance our digital capabilities by integrating the Growers’ platform into ICL.

During the quarter, as part of the company’s strategic focus on efficiency and cost reduction plans, ICL recorded mostly non-cash charges totaling $297 million, related to the discontinuation of non-profitable Israeli-based production and sale of phosphate rock, an activity which does not contribute to the Phosphate Solutions segment’s downstream value chain, a reduction of over 250 employees, primarily through an early retirement plan and a provision related to the accelerated consolidation of potash production activities in Spain.

ICL’s President & CEO, Raviv Zoller, stated “Amid low commodity prices and challenges caused by the COVID-19 pandemic, the resilience of ICL’s business is reflected in our operating performance and cash flow generation for the second quarter. We remain focused on our strategic priorities, and the non-cash charges incurred during the second quarter are directly related to them. ICL’s profitability will be further enhanced by annual savings of about $50 million from 2021, due to our strategic efficiency plans, which were accelerated by COVID-19 and implemented across all of our business segments, to further drive margin expansion and cash flow generation. Although COVID-19 will, most likely, continue to impact our results in the near term, we are well-positioned in our end markets. We are continuing to enhance our diverse portfolio of specialty products by leveraging our strong innovation capabilities, deep knowledge and dominant position in key end markets and global distribution platforms. Finally, the consolidation of our crop nutrition sales and marketing infrastructure has created a unified commercial platform facing the agriculture end-markets that will allow us to drive internal synergies, optimize distribution channels, and better leverage know-how, agronomic and R&D capabilities, logistical assets, and customer relationships.  I believe that determined execution of our efficiency and cost reduction measures and our growth strategy, together with our strong financial position and balanced capital priorities will help us navigate well through these current global market challenges, as well as position ICL to execute on timely opportunities.”

ICL Group Limited Q2 2020 Results 1

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the six and three month periods ended June 30, 2020 (interim financial statements) prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements which are described in the “Financial figures and Non‑GAAP Financial Measures” section and the “Forward-Looking Statements” section, respectively.

About ICL

ICL Group LTD. is a leading global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from its unique mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide.

ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 11,000 people worldwide, and its sales in 2019 totaled approximately $5.3 billion. For more information, visit the Company’s website at www.icl-group.com1.

Statement regarding COVID-19

In March 2020, the World Health Organization declared the coronavirus (“COVID-19”) a pandemic and recommended containment and mitigation measures worldwide. Since then, the pandemic has been introducing significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity, in part, due to preventative measures taken by various governmental organizations around the world, the majority of which are still ongoing. During the second quarter of 2020, certain countries, including Israel, began to experience an outbreak of a second wave of the pandemic.

Given these conditions, we took measures to ensure the health and safety of our employees in all of our facilities and offices, suppliers, business partners and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the potential impact on our business, including modification of work methods to allow required social distancing, such as reduction of the number of employees in each shift, working in smaller groups (“capsules”), providing hygiene materials and protective equipment, and monitoring COVID-19 infection rates among our employees. In addition, we modified some of our work practices to enable our employees to accomplish critical tasks in new ways, leveraging innovation and prioritizing resources. We have implemented communication technologies to maintain work routines, enabling our employees to engage with each other, as well as with our business partners, through digital platforms and other remote access tools.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q2 2020 Results 2

In order to manage these measures and to enable an immediate response to new health and safety requirements, a special COVID-19 response team was established, directed by the senior management of the Company. The team is responsible for constant monitoring of new guidelines and instructions of global and local health organizations, daily monitoring of operations across the Company’s facilities, quick implementation of necessary adjustments to our operations, management of internal communications to inform our employees on a regular basis, and supporting our employees to adapt to this challenging environment.

During the first half of 2020, most of our manufacturing facilities around the world continued to operate undisturbed and were deemed to be essential businesses by most of the relevant local government authorities. In Israel, our facilities continued to operate at full production levels, with ICL Dead Sea reaching record first half of the year potash production, following the upgrade of facilities in the fourth quarter of 2019 and despite the challenges imposed by the COVID-19 pandemic. The challenges were overcome by making necessary adjustments to our work environment in order to allow social distancing, including 12/12 hours shifts, working in capsules, monitoring the COVID-19 infection rates and other health and safety measures to reduce the risk of infection. In order to comply with the local authorities’ guidelines and to ensure the well-being of our employees, by the end of March 2020, the Company’s potash mining operations at its underground mines in Spain were temporarily halted for approximately three weeks, and the Polysulphate® mining activities in the UK were reduced. Since then, the Company gradually ramped up production in the UK and it is now at normal capacity. In Spain, production in the Suria mine (Cabanasses) gradually ramped up to normal capacity, while the Sallent mine (Vilafruns) was closed at the end of June 2020, with the intent to expedite the ICL Iberia sites consolidation plan. In addition, some of our external contractors declared force majeure that led us to suspend a few of our projects, including the construction of the new ramp in Spain, the Salt Harvesting Project and the P-9 pumping station in the Dead Sea. The expected financial impact due to the delay of these projects is not material to the Company’s business. For more information, see the “Highlights and Business Environment” section of the Potash segment.

The emergence of the COVID-19 pandemic had a negative impact on our business performance during the first half of the year, as revenues decreased mainly from lower demand for some of our Industrial Products segment products such as clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower activity in the automotive, electronics and construction industries. In addition, our operating results were impacted in the amount of about $35 million, mainly as a result of lower production in Europe and other operational costs related to the COVID-19 pandemic. Nevertheless, this negative impact was partially mitigated by efficiency initiatives and measures initiated by the Company. For more information regarding the efficiency initiatives, see Note 4 to the Company’s condensed consolidated interim financial statements as at June 30, 2020.

As the ultimate impact of the pandemic on the global economy remains unclear at this stage, we anticipate that it will have a continuing impact on our results for the second half of 2020, including but not limited to, affecting our revenues and operating income, as a result of the decline in global demand in the end markets for some of our products, as well as health and safety restrictions and measures affecting our operations.

ICL Group Limited Q2 2020 Results 3

As a result of uncertainties that the Company is facing, due to the COVID-19 pandemic, we have taken actions to enhance our financial flexibility. At the beginning of January 2020, we issued bonds (series G) in Israel that are listed on the TASE, in the amount of approximately $110 million, further strengthening our financial profile, and in May 2020 we doubled the size of the series G bonds with a follow-on issuance. As of the end of June 2020, the Company had approximately $1.15 billion in cash, deposits and unutilized credit facilities. Given our financial strength, we expect to be able to maintain adequate liquidity as we manage through the current challenging global economic environment. We believe that our available liquidity, including cash, deposits and unutilized credit facilities, and capital resources are adequate to fund our operations and that the pandemic will not have an adverse effect on our ability to comply with our financial covenants. In addition, we continue to closely monitor our capital expenditures and will take further actions as appropriate, in order to enhance our financial flexibility. We will continue to actively monitor the potential impacts of COVID-19 and seek opportunities, as well as take further actions as appropriate. For more information, please see the “Liquidity and Capital Resources” section.

At this stage, we continue to respond to the evolving business environment, continue to adjust to the pandemic economy and take the appropriate measures to further enhance our operational efficiency to mitigate the impact of the pandemic on our business, including cross‑segment cost saving initiatives. The Company is unable to accurately assess the full future impact of the COVID-19 pandemic on its operations, due to, among other factors, the heightened volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which we operate, and additional countermeasures that the governments and central banks may take.

 ICL Group Limited Q2 2020 Results 4

Financial Figures and Non-GAAP Financial Measures

4-6/2020		4-6/2019		1-6/2020		1-6/2019		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,203	-	1,425	-	2,522	-	2,840	-	5,271	-
Gross profit	320	27	508	36	720	29	1,009	36	1,817	34
Operating income (loss)	(169)	-	240	17	(37)	-	467	16	756	14
Adjusted operating income (1)	128	11	230	16	260	10	471	17	760	14
Net income (loss) - shareholders of the Company	(168)	-	158	11	(108)	-	297	10	475	9
Adjusted net income - shareholders of the Company (1)	72	6	151	11	132	5	301	11	479	9
Diluted earnings (loss) per share (in dollars)	(0.13)	-	0.12	-	(0.08)	-	0.23	-	0.37	-
Diluted adjusted earnings per share (in dollars) (2)	0.06	-	0.12	-	0.10	-	0.23	-	0.37	-
Adjusted EBITDA (2)	246	20	340	24	496	20	690	24	1,198	23
Cash flows from operating activities	177	-	239	-	343	-	412	-	992	-
Purchases of property, plant and equipment and intangible assets (3)	161	-	141	-	300	-	272	-	576	-

(1)	See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity” below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

 ICL Group Limited Q2 2020 Results 5

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity (non-GAAP)” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company’s business strategies and management’s performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

 ICL Group Limited Q2 2020 Results 6

Adjustments to reported operating and net income (Non-GAAP)

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income (loss)	(169)	240	(37)	467	756
Impairment (reversal of impairment) and write-off of assets (1)	187	(10)	187	(10)	(10)
Provision for legal proceedings (2)	-	-	-	14	7
Provision for early retirement and dismissal of employees (3)	78	-	78	-	-
Provision for site restoration costs and prior periods waste removal (4)	32	-	32	-	7
Total adjustments to operating income	297	(10)	297	4	4
Adjusted operating income	128	230	260	471	760
Net income (loss) attributable to the shareholders of the Company	(168)	158	(108)	297	475
Total adjustments to operating income	297	(10)	297	4	4
Total tax impact of the above operating income	(57)	3	(57)	-	-
Total adjusted net income - shareholders of the Company	72	151	132	301	479

(1)
In 2020, an impairment and write-off of Rotem Amfert Israel’s certain assets following the continuous trend of low phosphate prices and the plan to discontinue unprofitable phosphate rock production and sale and an impairment of assets in Spain (ICL Iberia) due to the closure of the Sallent mine (Vilafruns). In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany which was incurred in 2015.

(2)
In 2019, an increase in the provision in connection with the finalization of the royalties’ arbitration in Israel relating to prior periods, which was partly offset by a decrease in the provision relating to legal claims in Spain.

(3)
In 2020, according to the Company’s efficiency initiatives and measures, an increase in the provision relating to a headcount reduction plan, primarily through an early retirement plan for the Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium).

(4)
In 2020, an increase in the provision for assets retirement obligation (ARO) following the plan to discontinue unprofitable phosphate rock production and sale in Rotem Amfert Israel and a closure of the Sallent mine (Vilafruns) in Spain, which is part of the sites consolidation plan in ICL Iberia. In 2019, an increase in the provision for the Sallent mine closure costs as part of the restoration solution, together with an increase in the provision for the removal of prior periods waste in bromine production facilities in Israel.

For more information, see Note 4 to the Company’s condensed consolidated interim financial statements as at June 30, 2020.

 ICL Group Limited Q2 2020 Results 7

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	(168)	158	(108)	297	475
Depreciation and Amortization	119	109	237	220	443
Financing expenses, net	31	37	83	72	129
Taxes on income	(33)	46	(13)	97	147
Adjustments*	297	(10)	297	4	4
Total adjusted EBITDA	246	340	496	690	1,198

*    See “Adjustments to reported operating and net income (Non-GAAP)” above.

Calculation of diluted adjusted earnings per share was made as follows:

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) - shareholders of the Company	(168)	158	(108)	297	475
Adjustments*	297	(10)	297	4	4
Total tax impact of the above operating income & finance expenses adjustments	(57)	3	(57)	-	-
Adjusted net income - shareholders of the Company	72	151	132	301	479
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,280,721	1,283,008	1,280,175	1,283,276	1,282,056
Diluted adjusted earnings per share (in dollars)**	0.06	0.12	0.10	0.23	0.37

*    See “Adjustments to reported operating and net income (Non-GAAP)” above.

** The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

 ICL Group Limited Q2 2020 Results 8

Consolidated Results Analysis

Results analysis for the period April – June 2020

Sales	Expenses	Operating income (loss)
$ millions

Q2 2019 figures	1,425	(1,185)	240
Total adjustments Q2 2019*	-	(10)	(10)
Adjusted Q2 2019 figures	1,425	(1,195)	230
Quantity	(100)	88	(12)
Price	(110)	-	(110)
Exchange rates	(12)	8	(4)
Raw materials	-	18	18
Energy	-	1	1
Transportation	-	4	4
Operating and other expenses	-	1	1
Adjusted Q2 2020 figures	1,203	(1,075)	128
Total adjustments Q2 2020*	-	(297)	(297)
Q2 2020 figures	1,203	(1,372)	(169)

* See “Adjustments to reported operating and net income (Non-GAAP)".

-
Quantity – The negative impact on operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions (mainly clear brine fluids), bromine and phosphorus-based flame retardants, mainly due to a decrease in global demand as a result of the COVID‑19 pandemic, as well as a decrease in the sales volumes of phosphate fertilizers. This was partly offset by higher sales volumes of phosphate-based food additives and a favorable potash site mix, as the increase in sales volumes from ICL Dead Sea was supplemented by lower sales volumes from ICL Iberia.

-
 Price – The negative impact on operating income was primarily related to a $63 decrease in the average realized price per tonne of potash compared to the same quarter last year and a decrease in the selling prices of phosphate commodity products.

-
Exchange rates – The negative impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased revenues more than it contributed to operational cost-savings. The above trend was partly offset by the devaluation of the average exchange rate of the Brazilian real, which contributed to operational cost-savings.

-	Raw materials – The positive impact of raw material prices on operating income was primarily related to lower prices of sulphur consumed during the quarter.

-
Operating and other expenses – The positive impact on operating income was primarily related to increased production at ICL Dead Sea and a reduction in certain costs, as a result of implementation of efficiency initiatives and measures, mostly offset by higher operating costs, mainly in Spain, due to the COVID-19 pandemic- operational challenges.

 ICL Group Limited Q2 2020 Results 9

The following table sets forth sales by geographical regions based on the location of the customers:

4-6/2020		4-6/2019
$ millions	% of Sales	$ millions	% of Sales

Europe	416	35	483	34
Asia	355	30	400	28
North America	188	16	194	14
South America	136	11	237	17
Rest of the world	108	8	111	7
Total	1,203	100	1,425	100

-
Europe – The decrease primarily relates to a decrease in the selling prices of phosphate fertilizers and potash, a decrease in the quantities sold of bromine-based industrial solutions, bromine- and phosphorus-based flame retardants, specialty agriculture products and turf & ornamental products, together with the negative impact of the devaluation of the average exchange rate of the euro against the dollar.

-
Asia – The decrease primarily relates to a decrease in the selling prices of potash, a decrease in the quantities sold of bromine-based flame retardants, phosphate fertilizers and green phosphoric acid, together with the negative impact of the devaluation of the average exchange rate of the Chinese yuan against the dollar. The decrease was partly offset by an increase in the quantities sold of potash and dairy proteins.

-	North America – The decrease primarily relates to a decrease in the quantities sold of clear brine fluids and magnesium, partly offset by an increase in the quantities of potash sold.

-
South America – The decrease primarily relates to a decrease in the selling prices and quantities sold of potash and phosphate fertilizers, together with a decrease in the quantities of clear brine fluids sold.

-	Rest of the world – The minor decrease primarily relates to a decrease in sales of electricity surplus from the power station in Sodom.

ICL Group Limited Q2 2020 Results 10

Financing expenses, net

Net financing expenses in the second quarter of 2020 amounted to $31 million, compared to $37 million in the same quarter last year - a decrease of $6 million.

The decrease relates mainly to gains from hedging transactions in the amount of $7 million, mainly affected by the current quarter appreciation of the Israeli shekel against the dollar and an increase in energy and dry bulk shipping prices, partly offset by a decrease in the USD interest rate curve. In addition, interest expenses decreased by $4 million, mainly due to a decrease in the average interest rate.

On the other hand, expenses related to long-term employee benefits provisions and long-term lease revaluation (IFRS16) increased by $6 million, mainly due to the Israeli shekel appreciation against the dollar during the quarter.

Tax expenses

Tax income in the second quarter of 2020 amounted to $33 million, compared to tax expenses of $46 million in the corresponding quarter last year, reflecting an effective tax rate of about 17% and 23%, respectively. The Company’s relatively low effective tax rate in the current quarter is mainly due to the deferred taxes effect of the significant impairments and provisions, related to the ICL Rotem efficiency plan, which are subject to a beneficiary tax rate (7.5%).

 ICL Group Limited Q2 2020 Results 11

Results analysis for the period January – June 2020

Sales	Expenses	Operating income (loss)
$ millions

YTD 2019 figures	2,840	(2,373)	467
Total adjustments YTD 2019*	-	4	4
Adjusted YTD 2019 figures	2,840	(2,369)	471
Quantity	(85)	77	(8)
Price	(205)	-	(205)
Exchange rates	(28)	12	(16)
Raw materials	-	49	49
Energy	-	2	2
Transportation	-	6	6
Operating and other expenses	-	(39)	(39)
Adjusted YTD 2020 figures	2,522	(2,262)	260
Total adjustments YTD 2020*	-	(297)	(297)
YTD 2020 figures	2,522	(2,559)	(37)

* See "Adjustments to reported operating and net income (Non-GAAP)".

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of bromine-based flame retardants, bromine-based industrial solutions, phosphate fertilizers and phosphate rock. This was partly offset by higher sales volumes of phosphate‑based food additives and acids, as well as a favorable potash site mix, as the increase in sales volumes from ICL Dead Sea was supplemented by lower sales volumes from ICL Iberia.

-
Price – The negative impact on operating income was primarily related to a $54 decrease in the average realized price per tonne of potash compared to the same period last year, the downward price adjustment with respect to certain potash quantities sold during 2019, in line with the recent supply contracts in China, as well as a decrease in the selling prices of phosphate commodity products.

-
Exchange rates – The negative impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased revenues more than it contributed to operational cost-savings. The above trend was partly offset by the devaluation of the average exchange rate of the Brazilian real, which contributed to operational cost-savings.

-	Raw materials – The positive impact of raw material prices on operating income was primarily related to lower prices of sulphur consumed during the period.

-	Transportation – The positive impact on operating income was primarily related to lower marine transportation costs.

-
Operating and other expenses – The negative impact on operating income was primarily related to capital gains recorded in the first quarter last year due to the sale and leaseback of office buildings in Israel, higher depreciation expenses, and higher operational costs, mainly in Spain as a result of the COVID-19 pandemic operational challenges. This was partly offset by increased production at ICL Dead Sea and a reduction in certain costs, as a result of implementation of efficiency initiatives and measures.

 ICL Group Limited Q2 2020 Results 12

The following table sets forth sales by geographical regions based on the location of the customers:

1-6/2020		1-6/2019
$ millions	% of Sales	$ millions	% of Sales

Europe	976	39	1,059	37
Asia	663	26	768	27
North America	437	17	456	16
South America	248	10	354	12
Rest of the world	198	8	203	8
Total	2,522	100	2,840	100

-
Europe – The decrease primarily relates to a decrease in the selling prices of phosphate fertilizers, potash and green phosphoric acid, a decrease in the quantities sold of specialty agriculture products, turf & ornamental products, phosphate fertilizers and phosphorus‑based flame retardants, together with the negative impact of the devaluation of the average exchange rate of the euro against the dollar. The decrease was partly offset by higher sales volumes of potash and green phosphoric acid.

-
Asia – The decrease primarily relates to a decrease in the selling prices of potash, green phosphoric acid and phosphate fertilizers, a decrease in the quantities sold of bromine‑based flame retardants, potash, green phosphoric acid and phosphate rock, together with the negative impact of the devaluation of the average exchange rate of the Chinese yuan against the dollar. The decrease was partly offset by an increase in the quantities sold of phosphate fertilizers and elemental bromine.

-	North America – The decrease primarily relates to a decrease in the quantities sold of potash and magnesium, partly offset by an increase in the quantities of phosphorous-based flame retardants sold.

-
South America – The decrease primarily relates to a decrease in the selling prices and quantities sold of potash and phosphate fertilizers, together with a decrease in the quantities of clear brine fluids sold.

-	Rest of the world – The minor decrease primarily relates to a decrease in sales of electricity surplus from the power station in Sodom.

ICL Group Limited Q2 2020 Results 13

Financing expenses, net

The net financing expenses in the six months ended June 30, 2020 amounted to $83 million, compared with $72 million last year – an increase of $11 million.

The increase relates mainly to loss from hedging transactions in the amount of $44 million, affected by the volatile business environment, which includes a sharp decrease in energy and dry bulk shipping prices, a decrease in the USD interest rate curve and exchange rate fluctuations.

On the other hand, expenses related to long-term employee benefits provisions and long-term lease revaluation (IFRS16) decreased by $19 million, mainly due to the appreciation of the Israeli shekel against the dollar during the corresponding period last year. In addition, interest expenses decreased by $12 million, mainly due to a decrease in the average interest rate.

Tax expenses

Tax income in the six months ended June 30, 2020 amounted to $13 million, compared to tax expenses in the six months ended June 30, 2019, amounted to $97 million, reflecting an effective tax rate of about 11% and 25%, respectively. The Company’s relatively low effective tax rate in the current period is mainly due to the deferred taxes effect of the significant impairments and provisions, related to the ICL Rotem efficiency plan, which are subject to a beneficiary tax rate (7.5%). The tax rate in the corresponding period last year was negatively affected by the upward revaluation of the Israeli shekel against the dollar during the period.

 ICL Group Limited Q2 2020 Results 14

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Segment sales and operating income in the second quarter of 2020 decreased by 15% and 25% year-over-year, respectively, due to lower demand for flame retardants and clear brine fluids, resulting from the negative impact of the COVID-19 pandemic on global industrial activity and demand for oil and gas. Despite the drop in sales volumes, the segment generated a healthy operating margin of 25% due to a recent strategic shift to long-term contracts, a diverse product portfolio and an increase in sales of specialty minerals to the pharma and supplements markets.

Highlights and business environment

•
Market prices of elemental bromine in China decreased during the second quarter of 2020 due to lower demand for brominated derivatives as a result of the COVID-19 pandemic, although, prices stabilized towards the end of the quarter.

•	Sales of elemental bromine decreased slightly compared to the second quarter of 2019, as prices decreased based on lower demand for bromine derivatives.

•
Global demand for bromine-based flame retardants softened during the second quarter of 2020. ICL’s sales of bromine-based flame retardants decreased compared to the corresponding quarter last year, mainly due to lower demand for printed circuit boards, enclosures & appliances and due to a slowdown in the automotive industry.

•
The sharp decline in the demand for oil & gas for transportation and industry caused by the COVID‑19 pandemic, led to a decline in drilling activities, which in turn resulted in a significant decrease in demand and sales of clear brine fluids.

•	Phosphorus-based flame retardants sales were lower compared to the corresponding quarter last year, mainly due to lower demand from the automotive and building and construction industries in Europe.

•	Sales of specialty minerals increased compared to the corresponding quarter last year, as higher demand in the pharmaceuticals and supplements markets led to higher sales volumes and prices.

•
The impact of the COVID-19 pandemic on the segment is expected to continue through the third quarter of 2020 and result in lower demand for clear brine fluids and brominated flame retardants. At the same time, a slight recovery in certain flame retardants for the electronics markets and the European building and construction industry, could partially offset the overall negative impact on the segment.

•	The segment is implementing efficiency initiatives including early retirement of employees. See Note 4 to the Company's financial statements as at June 30, 2020.

 ICL Group Limited Q2 2020 Results 15

Industrial Products Segment information as at June 30, 2020 (Unaudited)

Results of operations

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	285	336	649	686	1,318
Sales to external customers	281	333	642	680	1,307
Sales to internal customers	4	3	7	6	11
Segment profit	70	93	173	190	338
Depreciation and Amortization	18	16	35	32	67
Capital expenditures*	24	11	45	30	74

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period April - June 2020

Sales	Expenses	Operating income
$ millions

Q2 2019 figures	336	(243)	93
Quantity	(51)	26	(25)
Price	1	-	1
Exchange rates	(1)	(1)	(2)
Raw materials	-	-	-
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	3	3
Q2 2020 figures	285	(215)	70

-
Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions (mainly clear brine fluids), bromine-based flame retardants and phosphorus-based flame retardants, mainly due to a decrease in global demand as a result of the COVID‑19 pandemic.

-	Price – The minor positive impact on the segment’s operating income was primarily related to an increase in the selling prices of specialty minerals.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased the segment's revenue more than it contributed to operational cost-savings.

 ICL Group Limited  Q2 2020 Results 16

Industrial Products Segment information as at June 30, 2020 (Unaudited)

Results analysis for the period January – June 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	686	(496)	190
Quantity	(38)	22	(16)
Price	5	-	5
Exchange rates	(4)	(2)	(6)
Raw materials	-	(2)	(2)
Energy	-	1	1
Transportation	-	(1)	(1)
Operating and other expenses	-	2	2
YTD 2020 figures	649	(476)	173

-	Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in the quantities sold of bromine-based flame retardants and bromine-based industrial solutions.

-	Price – The positive impact on the segment’s operating income was primarily related to an increase in the selling prices of specialty minerals.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased the segment's revenue more than it contributed to operational cost-savings.

 ICL Group Limited  Q2 2020 Results 17

Potash Segment information as at June 30, 2020 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces Polysulphate® in its Boulby mine in the UK and magnesium in the Dead Sea in Israel. In addition, the segment sells salt produced in its facilities, and has a power plant in Sodom, which supplies electricity to ICL's companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

The Potash segment's sales and operating income decreased in the second quarter of 2020 by 21% and 64%, respectively, compared to the same quarter in the prior year. Business performance was primarily impacted by a $63 decrease in the average potash realized price per tonne and higher operational costs resulting from the COVID-19 pandemic, which were partly offset by a reduction in certain costs as a result of the implementation of efficiency initiatives and measures by the segment, together with increased production in Israel. The production in Israel was a first half of the year record. However, it was more than offset by lower production at ICL Iberia, caused by operational challenges due to the COVID‑19 pandemic. Potash sales quantities were 2% lower than in the same quarter last year, primarily due to a decrease in potash sales to Brazil and India, partly offset by increased sales to China and Southeast Asia. The impact of COVID-19 on the segment's operating income, compared to planned production, amounted to approximately $23 million in the second quarter. As of the date of the report, production sites are operating as planned and we do not see a very significant impact from the COVID-19 pandemic on the segment's results in the third quarter of 2020, although the full effect of the pandemic on our operations is uncertain and difficult to assess or predict.

Highlights and business environment

•
The Grain Price Index fluctuated during the quarter and ended up lower compared to the first quarter of 2020. A decrease in the expected prices of corn and soybean in the US reflects the expected reduction in demand for Ethanol, as indicated by the Energy Information Administration data. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report published in July 2020, the estimated grains stock-to-use ratio for the 2020/2021 agricultural year increased to 31.34%, compared to 30.96% for 2019/2020, and compared to 30.46% for 2018/2019.

•
During May 2020, ICL signed potash supply contracts with Chinese customers and Indian Potash Limited (IPL). According to these contracts, by the end of 2020, ICL will supply to its Chinese customers 910 thousand tonnes of potash (with additional 490 thousand tonnes optional quantities) at a price of $70/tonne below the previous contracts, and 410 thousand tonnes of potash (with additional 30 thousand tonnes optional quantities) to IPL at a price of $50/tonne below the previous contract. The prices are in line with the recent contract prices in China and India.

•	Potash spot prices continued to decrease during most of the second quarter of 2020 across global markets, mostly due to high availability.

 ICL Group Limited  Q2 2020 Results 18

Potash Segment information as at June 30, 2020 (Unaudited)

•	Global potash market - Average prices and imports:

Average prices	Q2 2020	Q2 2019	VS Q2 2019	Q1 2020	VS Q1 2020

Granular potash - Brazil	CFR spot ($ per tonne)	222	346	(36%)	245	(9%)
Granular potash - Northwest Europe	CIF spot/contract (€ per tonne)	245	291	(16%)	255	(4%)
Standard potash -Southeast Asia	CFR spot ($ per tonne)	243	301	(19%)	258	(6%)
Potash imports
To Brazil	million tonnes	3.1	2.6	19%	1.6	94%
To China	million tonnes	1.7	2.5	(32%)	2.1	(19%)
To India	million tonnes	0.9	1.4	(36%)	0.7	29%

Sources: CRU (Fertilizer Week Historical Price: July 2020), FAI, Brazil and Chinese customs data.

Israel

•
Following the upgrade of ICL's Dead Sea facilities in the fourth quarter of 2019 and despite the operational challenges presented by the COVID-19 pandemic, ICL Dead Sea reached record production for the first half of the year.

•
Our 2019 Annual Report on Form 20-F provides details regarding the P-9 pumping station. Towards the end of the first quarter, due to the COVID-19 pandemic, the pumps supplier issued notice regarding force majeure, resulting in delay of the pumping station’s completion. The P-9 pumping station is expected to start commissioning towards the end of 2020 and commence its operation during the first half of 2021. In order to proceed with the project, the Company is working to enable the pumps supplier to remotely instruct a local team to assemble some of the pumps. Nevertheless, the Company expects no impact on its operation due to current sea water level enabling our current pumping station (P-88) to operate until the beginning of 2022.

Spain

•
Our 2019 Annual Report on Form 20-F provides details regarding the consolidation process of activities of ICL Iberia into one site. The Company is expediting the process, which was originally scheduled for 2021. As a result, the Sallent mine (Vilafruns) was closed towards the end of the second quarter. This closure is part of ICL's strategic decision to concentrate its production in the Suria mine (Cabanasses). The decision will allow the Company to speed up development in Suria, and to improve its cost per tonne in future periods. In Suria, after a three‑week full production shutdown, due to the COVID-19 pandemic, followed by a period of partial operations, production operations returned to normal rates towards the end of the second quarter.

UK

•
Production of Polysulphate® increased by 38% to 184 thousand tonnes, and sales volumes increased by 27% to 131 thousand tonnes compared to the second quarter of 2019. This increase was achieved despite some operational challenges presented by the COVID-19 pandemic, which led to a period of partial operations. Production operations returned to normal rates towards the end of the second quarter.

 ICL Group Limited  Q2 2020 Results 19

Magnesium

•	Global end market demand for magnesium, primarily in the automotive and aviation industries, continuous to be negatively significantly impacted by the COVID-19 pandemic.

•	The segment is implementing efficiency initiatives, including early retirement of employees. See Note 4 to the Company's condensed consolidated interim financial statements as at June 30, 2020.

Results of operations

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment sales	340	432	654	816	1,494
Potash sales to external customers	253	334	479	609	1,081
Potash sales to internal customers	24	28	47	51	100
Other and eliminations*	63	70	128	156	313
Gross profit	123	202	219	368	643
Segment profit	38	105	52	184	289
Depreciation and Amortization	42	35	81	74	149
Capital expenditures**	55	89	116	248	478
Average realized price (in $)***	226	289	237	291	286

*      Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by our power plants in Israel.
**	For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying Financial Statements.
***   Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

 ICL Group Limited  Q2 2020 Results 20

Potash Segment information as at June 30, 2020 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019

Production	1,110	1,117	2,255	2,265	4,159
Total sales (including internal sales)	1,226	1,252	2,222	2,266	4,130
Closing inventory	448	384	448	384	414

4-6/2020

−
Production – In the second quarter of 2020, potash production was 7 thousand tonnes lower than in the corresponding quarter last year. The increased production in ICL Dead Sea was more than offset by lower production in ICL Iberia, mainly due to the COVID-19 pandemic operational challenges.

−
Sales – The quantity of potash sold in the second quarter of 2020 was 26 thousand tonnes lower than in the corresponding quarter last year, primarily due to a decrease in potash sales to Brazil and India, partly offset by increased sales to China as part of the new contract, Southeast Asia and Europe.

1-6/2020

−
Production – In the first half of 2020, potash production was 10 thousand tonnes lower than in the corresponding period last year. The increased production in ICL Dead Sea, which was record breaking production for the first half of the year, was more than offset by lower production in ICL Iberia, mainly due to the COVID-19 pandemic operational challenges.

−
Sales – The quantity of potash sold in the first half of 2020 was 44 thousand tonnes lower than in the corresponding period last year, primarily due to a decrease in potash sales to China, Brazil and India, partly offset by increased sales to Europe.

ICL Group Limited  Q2 2020 Results 21

Potash Segment information as at June 30, 2020 (Unaudited)

Results analysis for the period April – June 2020

Sales	Expenses	Operating income
$ millions

Q2 2019 figures	432	(327)	105
Quantity	(8)	22	14
Price	(82)	-	(82)
Exchange rates	(2)	1	(1)
Energy	-	2	2
Transportation	-	5	5
Operating and other expenses	-	(5)	(5)
Q2 2020 figures	340	(302)	38

-
Quantity – Despite the negative contribution to revenues, potash sales volumes had a positive impact on the segment’s operating income, mainly due to a favorable site mix, as the increase in sales volumes of potash from ICL Dead Sea was supplemented by lower sales volumes from ICL Iberia.

-	Price – The negative impact on the segment’s operating income was primarily related to a decrease of $63 in the average realized price per tonne of potash compared to the same quarter last year.

-
Exchange rates – The unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue and the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This negative impact was partly offset by the devaluation of the average exchange rate of the euro against the dollar, decreasing operational costs.

-	Transportation – The positive impact on the segment’s operating income derives mainly from a decrease in marine transportation costs.

-
Operating and other expenses – The negative impact on the segment's operating income derives primarily from higher operating costs, mainly in Spain, due to the COVID-19 pandemic operational challenges, partly offset by increased production at ICL Dead Sea, together with a reduction in certain costs as a result of the implementation of efficiency initiatives and measures by the segment.

 ICL Group Limited  Q2 2020 Results 22

Potash Segment information as at June 30, 2020 (Unaudited)

Results analysis for the period January – June 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	816	(632)	184
Quantity	(25)	38	13
Price	(133)	-	(133)
Exchange rates	(4)	-	(4)
Energy	-	3	3
Transportation	-	8	8
Operating and other expenses	-	(19)	(19)
YTD 2020 figures	654	(602)	52

-
Quantity – Despite the negative contribution to revenues, potash sales volumes had a positive impact on the segment’s operating income, mainly due to a favorable site mix, as the increase in sales volumes of potash from ICL Dead Sea was supplemented by lower sales volumes from ICL Iberia.

-
Price – The negative impact on the segment’s operating income was primarily related to a decrease of $54 in the average realized price per tonne of potash compared to the same period last year, as well as the downward price adjustment with respect to certain quantities of potash sold during 2019, in line with the potash supply contracts in China.

-
Exchange rates – The unfavorable impact on the segment’s operating income derives mainly from the devaluation of the average exchange rate of the euro against the dollar, which decreased revenue and the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This negative impact was partly offset by the devaluation of the average exchange rate of the euro against the dollar, decreasing operational costs.

-	Transportation – The positive impact on the segment’s operating income derives mainly from a decrease in marine transportation costs.

-
Operating and other expenses – The negative impact on the segment's operating income derives primarily from higher operating costs, mainly in Spain, due to the COVID-19 pandemic operational challenges, as well as higher depreciation expenses, partly offset by increased production at ICL Dead Sea, together with a reduction in certain costs as a result of the implementation of efficiency initiatives and measures by the segment.

 ICL Group Limited  Q2 2020 Results 23

Phosphate Solutions Segment information as at June 30, 2020 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain, using phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

The segment's sales and operating income decreased by 15% and 75%, respectively, year‑over‑year, mainly due to a sharp decrease in phosphate commodities market prices, partially offset by lower raw materials prices. The continued positive operating income of the segment, despite the weak commodity price environment, market headwinds and challenges related to the COVID-19 pandemic, reflects strong phosphate specialties performance and ongoing positive operating profit from the YPH JV in China.

Phosphate specialties sales of $273 million and operating income of $30 million in the second quarter of 2020 were approximately 1% lower and 20% higher, respectively, than the second quarter of 2019. The increase in the operating income was driven mainly by lower raw materials costs, strong sales volumes of food phosphates and a positive exchange rates impact.

Sales of phosphate commodities amounted to $166 million, approximately 31% lower than the second quarter of 2019, mostly due to a significant decline in market prices and lower sales volumes of phosphate fertilizers. This resulted in an operating loss of $22 million in the second quarter of 2020, compared to operating income of $7 million in the second quarter of 2019.

Highlights and business environment

•
Global phosphate specialties and commodities markets were not significantly disrupted during the second quarter and the first half of 2020, despite the logistical and operational restrictions that were imposed in certain countries due to the ongoing spread of the COVID-19 pandemic. ICL’s robust and diversified customer portfolio and wide geographic reach of its phosphate specialties businesses coupled with strong demand for food products, prevented a material impact of the pandemic on the segment's business performance. As of the date of the report, we do not see a very significant impact from the COVID-19 pandemic on the segment's results in the third quarter of 2020, although the full effect of the pandemic on the global economy and on our phosphate business is uncertain and difficult to assess or predict.

•
Revenues of phosphate salts were stable year-over-year, as higher sales volumes of food grade phosphates were partly offset by a decrease in sales volumes of industrial salts. A sales shift from the food service sector to the retail sector, including supermarkets, caused by the COVID-19 pandemic, contributed to strong sales volumes of food grade phosphates in South America and Europe. A decrease in sales of industrial salts, mainly in Europe and North America, resulting from the slowdown in various key industries, was partly offset by increased sales volumes in the dental hygiene industry in China.

•
White phosphoric acid revenues decreased year-over-year. Although revenues in Europe remained stable, revenues in South America decreased due to lower sales volumes to key industrial markets. In North America, the decreased demand for food grade WPA, was partially offset by higher sales volumes of specialty acid products. Market prices for food grade WPA also decreased in Europe, North, and South America due to a competitive business environment. During the second quarter of 2020, the Chinese acid market improved from the prior quarter, as higher prices offset lower volumes.

•
Dairy protein revenues were higher compared to the second quarter of last year due to increased demand for goat milk products. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients market for high end applications.

 ICL Group Limited  Q2 2020 Results 24

Phosphate Solutions Segment information as at June 30, 2020 (Unaudited)

•
As part of the Company's strategy to divest low synergy businesses and non-core business activities, during the second quarter of 2020, the Company divested Hagesüd Interspice Gewürzwerke GmbH, a producer of premium spice blends, including related real-estate assets. For more information, see Note 7 to the Company's condensed consolidated interim financial statements as at June 30, 2020.

•
Phosphate fertilizer prices were significantly lower than the prices during the same period last year. However, prices, mainly in the Americas, slightly recovered towards the end of the quarter. This was due to high demand in Brazil and India, tightened supply by major manufacturers in China and by OCP (Morocco) and following Mosaic's (USA) petition to the US International Trade Commission (ITC) to impose countervailing duties on Phosphates imports from Morocco and Russia.

•
OCP (Morocco) has concluded its phosphoric acid supply contracts to India for the third quarter of 2020 at $625/tonne (CFR 100% P2O5), a $18/tonne and a $35/tonne increase compared to the second quarter and the first quarter, respectively. A similar price increase was reported in OCP's phosphoric acid supply contracts in Brazil and in Europe.

•	Global phosphate commodities market - Average prices:

$ per tonne	Q2 2020	Q2 2019	VS Q2 2019	Q1 2020	VS Q1 2020

DAP	CFR India Spot	316	376	(16%)	302	5%
TSP	CFR Brazil Spot	245	318	(23%)	252	(3%)
SSP	CPT Brazil inland 18-20% P2O5 Spot	173	229	(25%)	185	(6%)
Phosphate Rock (68-72% BPL)	FOB Morocco contract	88	100	(12%)	85	4%
Sulphur	Bulk FOB Adnoc monthly contract	60	104	(42%)	44	36%

Source: CRU (Fertilizer Week Historical Prices, July 2020)

•	The segment is implementing efficiency initiatives including efficiency plan at ICL Rotem. See Note 4 to the Company's condensed consolidated interim financial statements as at June 30, 2020.

•	For information regarding ICL Rotem phosphate mining and production operations in Israel, see Note 7 to the Company's condensed consolidated interim financial statements as at June 30, 2020.

 ICL Group Limited  Q2 2020 Results 25

Phosphate Solutions Segment information as at June 30, 2020 (Unaudited)

Results of operations

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	439	518	941	1,055	1,980
Sales to external customers	421	496	904	1,010	1,901
Sales to internal customers	18	22	37	45	79
Segment profit	8	32	17	67	100
Depreciation and Amortization	52	46	101	89	177
Capital expenditures*	63	61	124	204	326

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period April - June 2020

Sales	Expenses	Operating income
$ millions

Q2 2019 figures	518	(486)	32
Quantity	(42)	39	(3)
Price	(30)	-	(30)
Exchange rates	(7)	6	(1)
Raw materials	-	17	17
Energy	-	(1)	(1)
Transportation	-	(2)	(2)
Operating and other expenses	-	(4)	(4)
Q2 2020 figures	439	(431)	8

-
Quantity – The negative impact on the segment’s operating income was primarily related to lower sales volumes of phosphate fertilizers, partly offset by higher sales volumes of phosphate-based food additives.

-	Price – The negative impact on the segment's operating income was primarily related to a significant decrease in the selling prices of phosphate commodity products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro and the Chinese yuan against the dollar decreased the segment's revenue more than it contributed to operational cost-savings. The above trend was partly offset by the devaluation of the average exchange rate of the Brazilian real, which contributed to operational cost-savings.

-	Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower prices of sulphur consumed during the quarter.

-	Operating and other expenses - The negative impact on the segment's operating income was primarily due to higher operating costs.

 ICL Group Limited  Q2 2020 Results 26

Phosphate Solutions Segment information as at June 30, 2020 (Unaudited)

Results analysis for the period January – June 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	1,055	(988)	67
Quantity	(25)	25	-
Price	(73)	-	(73)
Exchange rates	(16)	13	(3)
Raw materials	-	42	42
Energy	-	(2)	(2)
Transportation	-	(2)	(2)
Operating and other expenses	-	(12)	(12)
YTD 2020 figures	941	(924)	17

-
Quantity – The segment's operating income was not impacted by sales volumes, mainly as higher sales volumes of phosphate-based food additives and acids were offset by lower sales volumes of phosphate fertilizers and phosphate rock.

-	Price – The negative impact on the segment's operating income was primarily related to a significant decrease in the selling prices of phosphate commodity products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased the segment's revenue more than it contributed to operational cost-savings. The above trend was partly offset by the devaluation of the average exchange rate of the Brazilian real, which contributed to operational cost-savings.

-	Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower prices of sulphur consumed during the period.

-	Operating and other expenses – The negative impact on the segment's operating income was primarily due to higher operating costs and depreciation expenses.

 ICL Group Limited  Q2 2020 Results 27

Innovative Ag Solutions Segment information as at June 30, 2020 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions (IAS) segment develops, manufactures, markets and sells specialty fertilizers based primarily on nitrogen, potash and phosphate. The segment produces water soluble specialty fertilizers, liquid fertilizers, soluble fertilizers and controlled‑release fertilizers in its plants in Israel, Europe, China and the United States. The segment markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

The IAS segment's sales decreased by 3% year-over-year, driven mainly by an unfavorable dollar-euro exchange rate. Operating income increased by 25% to $15 million year-over-year, primarily due to lower cost of raw materials and internal cost saving initiatives.

Highlights and business environment

•
The increase in operating income and operating margin, both sequentially and compared to the corresponding quarter last year, is attributable to lower costs of raw materials and a successful implementation of efficiency and cost reduction initiatives.

•
Sales to the specialty agriculture market slightly decreased year-over-year, as the negative impact of unfavorable exchange rates was partly offset by strong sales of straight fertilizers and higher sales to China. Sales to the local markets in Israel and Spain were stable compared to the corresponding quarter last year.

•
Sales to the Turf & Ornamental (T&O) market were lower compared to the corresponding quarter last year mainly due to the impacts of the COVID-19 pandemic, as a decrease in sales to the turf business were only partially compensated by higher sales to the ornamental horticulture market. The re-opening of sports fields and golf courses in Europe resulted in a slight recovery in sales towards the end of the quarter.

ICL Group Limited  Q2 2020 Results 28

Innovative Ag Solutions Segment information as at June 30, 2020 (Unaudited)

Results of operations

4-6/2020	4-6/2019	1-6/2020	1-6/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	196	202	395	407	717
Sales to external customers	193	199	389	398	699
Sales to internal customers	3	3	6	9	18
Segment profit	15	12	29	25	21
Depreciation and Amortization	7	5	12	10	21
Capital expenditures*	4	6	7	17	30

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period April – June 2020

Sales	Expenses	Operating income
$ millions

Q2 2019 figures	202	(190)	12
Quantity	(1)	1	-
Price	(1)	-	(1)
Exchange rates	(4)	4	-
Raw materials	-	3	3
Energy	-	-	-
Transportation	-	1	1
Operating and other expenses	-	-	-
Q2 2020 figures	196	(181)	15

-
Quantity – The segment's operating income was not impacted by sales volumes, mainly as higher specialty agriculture sales volumes in China were offset by lower turf & ornamental sales volumes in Europe.

-	Price – The minor negative impact on the segment's operating income was primarily related to a decrease in the selling prices of specialty agriculture products.

-
Exchange rates – The devaluation in the average exchange rate of the euro against the dollar and the appreciation in the average exchange rate of the Israeli shekel against the dollar offset each other and had no impact on the segment's operating income.

-	Raw materials - The positive impact on the segment's operating income was primarily related to a decrease in the costs of commodities fertilizers.

 ICL Group Limited  Q2 2020 Results 29

Innovative Ag Solutions Segment information as at June 30, 2020 (Unaudited)

Results analysis for the period January – June 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	407	(382)	25
Quantity	(4)	2	(2)
Price	(2)	-	(2)
Exchange rates	(6)	5	(1)
Raw materials	-	6	6
Energy	-	-	-
Transportation	-	1	1
Operating and other expenses	-	2	2
YTD 2020 figures	395	(366)	29

-	Quantity – The minor negative impact on the segment's operating income was primarily related to a decrease in sales volumes of turf & ornamental products.

-	Price – The minor negative impact on the segment's operating income was primarily related to a decrease in the selling prices of specialty agriculture products.

-
Exchange rate – The unfavorable impact on the segment's operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue more than it contributed to operational cost-savings.

-	Raw materials – The positive impact on the segment's operating income was primarily related to a decrease in the costs of commodities fertilizers.

ICL Group Limited  Q2 2020 Results 30

Liquidity and Capital Resources

As at June 30, 2020 the Company retained high levels of cash and cash equivalents in the amount of $323 million compared to $95 million on December 31, 2019. The increase is part of the Company's efforts to enhance its financial flexibility in light of the current challenging global economic environment.

Source and uses of cash

Net cash provided by operating activities:

Net cash flows provided by operating activities decreased by $62 million compared to the same quarter last year, mainly due to the current quarter sales level leading to a decrease in working capital and lower proceeds from derivatives transactions, which was partly offset by lower tax payments.

Net cash used in investing activities:

Net cash flows used in investing activities decreased by $20 million compared to the corresponding quarter last year. This decrease derives mainly from $27 million cash received from the divestment of Hagesud business and sale of shares in Yunnan Yuntianhua Co. Ltd. (“YYTH”) in the current quarter. This decrease was partly offset by higher purchases of property, plant and equipment in the current quarter compared to the corresponding quarter last year.

Net cash used in financing activities:

Net cash used in financing activities increased by $106 million compared to the corresponding quarter last year. This increase derives mainly from net repayment of long-term and short-term loans in the amount of $152 million in the current quarter, compared with net receipt of long‑term and short-term loans in the amount of $13 million in the corresponding quarter last year.

Outstanding net debt

As at June 30, 2020, ICL’s net financial liabilities amounted to $2,432 million, an increase of $22 million compared to December 31, 2019.

Credit facilities

The total amount of the Company's securitization facility framework is $350 million. As at June 30, 2020, ICL had utilized approximately $182 million of the facility’s framework. In addition, ICL has long‑term credit facilities of $1,100 million (not including the CCFF agreement with the Bank of England described below), of which $360 million were utilized as at June 30, 2020.

In March 2020, the United Kingdom Her Majesty's Treasury (HMT) and the Bank of England lending facility, launched the COVID Corporate Financing Facility (CCFF). The facility is designed to support liquidity among larger firms, helping them to bridge coronavirus disruption to their cash flows through the purchase of short-term debt in the form of commercial paper. Subsequent to the date of the report, on July 2, 2020, the Company entered into a CCFF agreement with the Bank of England, according to which, the Company has eligibility to withdraw up to £300 million (about $380 million), bearing an annual interest rate of SONIA + 0.6%. As at the reporting date, the Company has withdrawn £50 million (about $63 million) with a maturity dated May 18, 2021.

Debentures

Following the issuance of series G debentures in Israel on January 2, 2020, the Company completed an expansion of the series G debentures offering in Israel, in the amount of NIS 386 million (approximately $109 million) on May 18, 2020. The aggregate principal amount of the Series G debentures after the expansion amounts to NIS 766 million (approximately $219 million). The principal of the series G debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The series G debentures carry an annual coupon of 2.4% to be paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. On May 14, 2020 the series G debentures were rated as "ilAA" by Standard & Poor's Maalot rating agency. The interest rate on the series G debentures will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA" and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB".

ICL Group Limited  Q2 2020 Results 31

Ratings and financial covenants

On June 29, 2020, the credit rating agency S&P reaffirmed the Company's international credit rating 'BBB-' with stable outlook. The credit rating agency S&P Ma'alot reaffirmed the Company's credit rating 'ilAA' with stable outlook.

On June 23, 2020, Fitch Ratings revised the outlook of the Company's Long-Term Issuer Default Rating to stable from positive and affirmed the Long-Term Issuer Default Rating at 'BBB-'. The revision of the outlook derives from a decrease of potash and phosphate prices combined with reduced demand for industrial solutions. The revision of the outlook from positive to stable does not constitute a decrease in the Company's credit rating.

As at June 30, 2020, the Company complies with all its financial covenants stipulated in its financing agreements and all the Company's existing financing terms were not affected by the COVID-19 influence on the market.

Critical Accounting Estimates

In the six and three month periods ended June 30, 2020 there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019.

Board of Directors and Senior Management Updates

On April 23, 2020, the annual general meeting of shareholders took place, at which our shareholders approved the appointment, or reelection, of the members of the Company's Board of Directors (excluding external directors), as well as the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company's independent auditor. The shareholders further approved an amendment to the Company’s Memorandum of Association ("MOA") and Articles of Association ("AOA"), to facilitate a change in the Company's formal name, as well as the award of equity-based compensation to certain directors of the Company (excluding officers and directors of Israel Corporation Ltd.). For further information regarding the equity-based compensation award, see Note 6 to the Company’s financial statements as at June 30, 2020.

Further to the amendment of the Company's MOA and AOA, on May 4, 2020, the Company formally changed its name to ICL Group Ltd.

On July 27, 2020, ICL's Board of Directors resolved to convene an Extraordinary General Meeting of shareholders, for the approval of the following item, as will be further detailed in the Notice and Proxy Statement for the meeting that will be published in the coming days: approval of engagement with an Israeli natural gas supplier, in a bridge supply agreement for the purchase of natural gas for an interim period until full gas supply is maintained pursuant to our long-term agreement with Energean PLC, the owner of the Karish/Tanin natural gas fields in Israel, entered into in December 2017.
 ICL Group Limited Q2 2020 Results 32

Risk Factors

Except as set forth below, in the six and three month periods ended June 30, 2020, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019.

The COVID-19 outbreak has impacted and could in the future materially and adversely affect our financial condition and results of operations

In December 2019, a novel strain of coronavirus (COVID-19), was reported to have surfaced in Wuhan, China, resulting in shutdowns of manufacturing and commerce in the months that followed. In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has spread worldwide and has resulted in government authorities implementing numerous measures to prevent the spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns, and has led to systemic slowdown in economic activity and depressed commodity prices (including oil prices). During the second quarter of 2020, certain countries, including Israel, began to experience an outbreak of the second wave of the pandemic, having even a more severe effect than the first one in some of these regions.

The spread of the COVID-19 pandemic has led us to modify our business practices, including implementing policies, health and safety measures and procedures to protect our employees in all of our facilities and offices. In addition, in order to manage these measures and to enable an immediate response to new health and safety requirements, a special COVID-19 response team was established. The team is responsible for constant monitoring of new guidelines and instructions of global and local health organizations, daily monitoring of operations across the Company's facilities, quick implementation of necessary adjustments to our operations, management of internal communications to inform our employees on a regular basis and supporting our employees to adapt to this challenging environment. We may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. For example, at the end of March 2020, our potash mining operations in Spain were temporarily halted for approximately three weeks and since then gradually ramped up to normal capacity at the Suria site; Polysulphate® mining activities in the UK were reduced and gradually ramped up to normal capacity; and some of our external contractors declared force majeure that led us to suspend a few of our projects. There is no certainty that such measures will be sufficient to mitigate the risks posed by the pandemic. Furthermore, our ability to perform certain functions might be affected if we are required to take additional steps.

The emergence of the COVID-19 pandemic had a negative impact on our business performance during the first half of the year, as revenues decreased mainly from lower demand for some of our Industrial Products segment products such as clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower activity in the automotive, electronics and construction industries. In addition, our operating income was impacted, mainly as a result of lower production in Europe and other operational costs related to the COVID‑19 pandemic.

Furthermore, we expect a negative impact on our results during the second half of 2020, though the full future effect of the pandemic on the global economy and our business is uncertain, and it may be difficult to assess or predict. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, will depend on future developments, including, but not limited to:

•	The duration, severity and spread of the pandemic and the actions required by government authorities and other health organizations to contain the disease or treat its impact.

•	The duration and severity of the sustained global recession, and the uncertainty as to when the global economy will fully recover.

ICL Group Limited  Q2 2020 Results 33

•
Significant disruption of global financial markets and credit markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

•	The possibility of temporary closures of our facilities or the facilities of our suppliers, customers, their contract manufacturers, and the possibility of certain industries shutting down.

•
Lower demand and/or pricing for our products and a potential global economic recession could lead to reduced demand in our end markets, particularly bromine compounds. In addition, the significant decline in crude oil prices and the current oil markets ability to absorb excess supplies and rebalance inventory is likely to continue to result in decreased demand for our clear brine fluids.

•	The ability of our suppliers, contractors and third-party providers to meet their obligations to us at previously anticipated costs and timelines without significant disruption.

•	Our ability to continue to meet the manufacturing and supply arrangements with our customers at previously anticipated costs and timelines without significant disruption.

•	The ability to purchase raw materials that we use to produce our products, due to shortages resulting from supply chain disruptions, quarantines, shelter-in-place orders and production shutdowns.

•	The possibility of additional outbreaks of the virus, or any possible recurrence of other similar types of pandemics, or any other widespread public health emergencies.

The COVID-19 pandemic continues to rapidly evolve, and we will continue to closely monitor the situation. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent that the COVID-19 pandemic negatively impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in the risk factors in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Legal Proceedings

Derivative Actions

Further to Item 8 in our 2019 Annual Report on Form 20-F, on May 21, 2020, the Tel-Aviv District Court rejected the application for a derivative action filed by an ICL shareholder for the approval of a derivative action against three former officers and directors of the Company's subsidiary, Dead Sea Works Ltd ("DSW"), following claims relating to damages caused in the late 1990s and early 2000s to certain bridges in Israel, allegedly as a result of potash leaks from DSW trucks on their way to Eilat port.

ICL Group Limited  Q2 2020 Results 34

Additional Proceedings

According to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a Notice of Arbitration against the Federal Democratic Republic of Ethiopia ("Ethiopia") under the Agreement of Encouragement and Reciprocal Protection of Investments between Ethiopia and the Kingdom of the Netherlands ("the Ethiopia- Netherlands BIT"). A three-member arbitration tribunal ("Tribunal") was constituted under the Arbitration Rules of the United Nations Commission on International Trade Law ("UNCITRAL Rules") to hear the case, which is being administered by the Permanent Court of Arbitration located in The Hague, the Netherlands. Following ICL Europe's filing of Notice of Arbitration on May 10, 2017 and Ethiopia's response thereto on June 12, 2017, ICL Europe submitted to the Tribunal on June 19, 2018 its Statement of Claim, seeking compensation in the amount of $181 million plus interest for damage its claims as a result of Ethiopia's coercive, arbitrary, discriminatory and unlawful conduct, culminating in the imposition without legal basis of a purported tax on ICL Europe's indirectly owned Ethiopian company, Allana Potash Afar Plc, and Ethiopia's violation of multiple provisions of the Ethiopia-Netherlands BIT, including the requirements to accord fair and equitable treatment to ICL Europe's investment, to provide full protection and security to ICL Europe's investment and not to expropriate unlawfully ICL Europe's investment. On October 19, 2018, Ethiopia submitted to the Tribunal its Statement of Defense and Objections to Jurisdiction. Among other things, Ethiopia argues that ICL Europe failed to make its investment in compliance with Ethiopian law and that the Tribunal lacks jurisdiction under the Ethiopia-Netherlands BIT as a result, that the challenged tax was lawful and does not provide a basis for presenting a claim under the Ethiopia-Netherlands BIT and that ICL terminated its investment for reasons unrelated to any of the alleged unlawful acts and omissions of Ethiopia. On August 12, 2019, ICL submitted its Reply in support of its claims against Ethiopia to which and in response Ethiopia submitted on November 25, 2019 its Rejoinder. Due to the emergence of the COVID-19 pandemic the Tribunal decided on June 19, 2020 that the hearing would proceed in two phases, in August and December 2020, with the first phase to proceed by videoconference and with the examination of Ethiopia’s fact witnesses deferred to the second phase of the hearing.

Opening Ashalim Creek

Pursuant to Item 4 of the Company’s Annual Report for 2019 under the "Regulatory and Environmental, Health and Safety Matters" section, in connection with the Ashalim incident, in 2019, per the requirement of the Ministry of Environmental Protection, ICL has conducted a risk assessment process along the Creek. The assessment was meant to assure that the Creek’s hiking trails can be reopened and do not pose risks to the returning hikers' health, pending approval of re‑opening by the necessary authorities. The process was conducted by leading experts from Israel and abroad, utilizing advanced methodologies. The risk assessment was completed in late 2019 and the results were presented to the authorities. The Creek was found to be safe for re-opening to hikers and was re-opened to the general public in June 2020.  As part of the re-opening, ICL has committed to the continued monitoring of environmental parameters of the creek's water holes and is currently formulating the monitoring plan with the relevant authorities.

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company’s financial statements.

Other Information

Consolidation of crop nutrition sales and marketing infrastructure, creating a unified commercial operating model facing agriculture end-markets

During the second quarter of 2020, ICL consolidated its crop nutrition sales and marketing infrastructure, creating a unified commercial platform facing the agriculture end-markets, in order to drive internal synergies and optimize distribution channels of commodity, specialty and semi-specialty fertilizers. The Company expects that this new operating model, which will be managed on a regional basis, will serve to achieve commercial excellence, increase the efficiency of its global operations and better leverage its region-specific knowledge, agronomic and R&D capabilities, logistical assets, and customer relationships. The described structural change has no impact on the Company's operating segments.

ICL received the Maala 'Platinum +' ranking

On July 21, 2020 the Company announced that it received a ranking of 'Platinum +' by Maala, the highest possible ranking. This is the seventh year in which ICL participated in the Maala ranking and for the second straight year in which ICL was awarded with the highest 'Platinum +' ranking. Maala is an Israeli leading professional umbrella organization, comprised of more than a 100 of the highest impact companies in Israel, which are committed to promote corporate responsibility. The Maala ranking allows each participating company to map, compare and establish goals for responsible management, and is based on detailed criteria in diverse areas of sustainability: environmental protection, business ethics, diversity and fairness in employment, community engagement, corporate governance, sustainable procurement and others.

 ICL Group Limited Q2 2020 Results 35

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the proposed withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental legislative and licensing restrictions; laws, regulations and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 5, 2020.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the second quarter of 2020 (hereinafter – ”the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2019 (hereinafter – the “Annual Report”) and the report for the first quarter of 2020 published by the Company (the "prior quarterly report"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 5, 2020 and the prior quarterly report, on May 12, 2020, and up to the publication date of the Quarterly Report.

 ICL Group Limited Q2 2020 Results 36

ICL

Consolidated Financial Statements (Unaudited)

As at June 30, 2020

In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

June 30, 2020	June 30, 2019	December 31, 2019
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	323	137	95
Short-term investments and deposits	86	82	96
Trade receivables	831	1,071	778
Inventories	1,202	1,245	1,312
Other receivables	422	303	403
Total current assets	2,864	2,838	2,684

Non-current assets
Investments at fair value through other comprehensive income	76	173	111
Deferred tax assets	116	94	109
Property, plant and equipment	5,228	5,045	5,331
Intangible assets	634	662	652
Other non-current assets	308	430	286
Total non-current assets	6,362	6,404	6,489

Total assets	9,226	9,242	9,173

Current liabilities
Short-term credit	544	598	420
Trade payables	720	670	712
Provisions	51	37	42
Other current liabilities	576	571	587
Total current liabilities	1,891	1,876	1,761

Non-current liabilities
Long-term debt and debentures	2,297	2,145	2,181
Deferred tax liabilities	305	345	341
Long-term employee liabilities	579	544	575
Provisions	227	227	202
Other non-current liabilities	69	29	52
Total non-current liabilities	3,477	3,290	3,351

Total liabilities	5,368	5,166	5,112

Equity
Total shareholders’ equity	3,722	3,939	3,925
Non-controlling interests	136	137	136
Total equity	3,858	4,076	4,061

Total liabilities and equity	9,226	9,242	9,173

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 38

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,203	1,425	2,522	2,840	5,271
Cost of sales	883	917	1,802	1,831	3,454

Gross profit	320	508	720	1,009	1,817

Selling, transport and marketing expenses	183	196	371	391	767
General and administrative expenses	56	65	120	128	254
Research and development expenses	10	12	24	25	50
Other expenses	244	5	246	21	30
Other income	(4)	(10)	(4)	(23)	(40)

Operating income (loss)	(169)	240	(37)	467	756

Finance expenses	54	49	88	128	220
Finance income	(23)	(12)	(5)	(56)	(91)

Finance expenses, net	31	37	83	72	129

Share in earnings of equity-accounted investees	1	1	2	1	1

Income (loss) before income taxes	(199)	204	(118)	396	628

Provision for income taxes	(33)	46	(13)	97	147

Net income (loss)	(166)	158	(105)	299	481

Net income attributable to the non-controlling interests	2	-	3	2	6

Net income (loss) attributable to the shareholders of the Company	(168)	158	(108)	297	475

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)	(0.13)	0.12	(0.08)	0.23	0.37

Diluted earnings (loss) per share (in dollars)	(0.13)	0.12	(0.08)	0.23	0.37

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,280,524	1,279,617	1,279,977	1,278,905	1,278,950

Diluted (in thousands)	1,280,721	1,283,008	1,280,175	1,283,276	1,282,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 39

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss)	(166)	158	(105)	299	481

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	29	(1)	(35)	(1)	(20)
Change in fair value of cash flow hedges transferred to the statement of income (loss)	(20)	(9)	(2)	(25)	(38)
Effective portion of the change in fair value of cash flow hedges	42	1	(9)	21	42
Tax relating to items that will be reclassified subsequently to net income (loss)	(5)	2	3	1	(1)
	46	(7)	(43)	(4)	(17)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	(22)	(24)	(14)	29	10
Actuarial gains (losses) from defined benefit plans	(6)	(17)	12	(31)	(75)
Tax relating to items that will not be reclassified to net income (loss)	-	1	(5)	(2)	10
	(28)	(40)	(7)	(4)	(55)

Total comprehensive income (loss)	(148)	111	(155)	291	409

Comprehensive income (loss) attributable to the non-controlling interests	5	(2)	-	3	4

Comprehensive income (loss) attributable to the shareholders of the Company	(153)	113	(155)	288	405

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 40

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income (loss)	(166)	158	(105)	299	481
Adjustments for:
Depreciation and amortization	119	109	237	220	443
(Reversal of) Impairment of fixed assets	131	(10)	131	(10)	(10)
Exchange rate and interest expenses, net	32	24	63	78	153
Share in earnings of equity-accounted investees	(1)	(1)	(2)	(1)	(1)
Loss from divestiture of businesses	2	-	4	-	-
Capital loss (gain)	1	-	1	(12)	(12)
Share-based compensation	2	4	5	6	12
Deferred tax expenses (income)	(48)	35	(42)	76	67
	238	161	397	357	652

Change in inventories	34	13	62	26	(72)
Change in trade receivables	111	1	(75)	(81)	199
Change in trade payables	(4)	44	67	(36)	(58)
Change in other receivables	(8)	(14)	(14)	11	5
Change in other payables	(140)	(124)	(76)	(165)	(194)
Change in provisions and employee benefits	112	-	87	1	(21)
Net change in operating assets and liabilities	105	(80)	51	(244)	(141)

Net cash provided by operating activities	177	239	343	412	992

Cash flows from investing activities
Proceeds (investments) in deposits, net	17	(3)	29	11	(2)
Business combinations, net of cash acquired	-	-	(27)	-	-
Purchases of property, plant and equipment and intangible assets	(161)	(141)	(300)	(272)	(576)
Proceeds from divestiture of businesses net of transaction expenses	17	-	17	-	-
Dividends from equity-accounted investees	2	1	3	1	3
Proceeds from sale of property, plant and equipment	2	-	2	35	50
Net cash used in investing activities	(123)	(143)	(276)	(225)	(525)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(30)	(75)	(53)	(136)	(273)
Receipts (payments) from transactions in derivatives used for hedging	14	-	(2)	-	-
Receipt of long-term debt	355	167	877	407	657
Payments of long-term debt	(408)	(142)	(551)	(412)	(689)
Short-term credit from banks and others, net	(99)	(12)	(108)	(30)	(183)
Other	-	-	-	-	(2)
Net cash provided by (used in) financing activities	(168)	(62)	163	(171)	(490)

Net change in cash and cash equivalents	(114)	34	230	16	(23)
Cash and cash equivalents as at the beginning of the period	434	103	95	121	121
Net effect of currency translation on cash and cash equivalents	3	-	(2)	-	(3)
Cash and cash equivalents as at the end of the period	323	137	323	137	95

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 41

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Income taxes paid, net of refunds	14	35	24	58	120
Interest paid	36	39	56	60	115

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 42

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended June 30, 2020
Balance as at April 1, 2020	546	199	(500)	(12)	(260)	3,930	3,903	131	4,034
Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(30)	(30)	-	(30)
Comprehensive Income (loss)	-	-	26	(5)	-	(174)	(153)	5	(148)
Balance as at June 30, 2020	546	200	(474)	(16)	(260)	3,726	3,722	136	3,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 43

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended June 30, 2019
Balance as at April 1, 2019	546	193	(427)	41	(260)	3,804	3,897	139	4,036
Share-based compensation	-	-	-	4	-	-	4	-	4
Dividends	-	-	-	-	-	(75)	(75)	-	(75)
Comprehensive income (loss)	-	-	1	(30)	-	142	113	(2)	111
Balance as at June 30, 2019	546	193	(426)	15	(260)	3,871	3,939	137	4,076

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 44

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the six-month period ended June 30, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061
Share-based compensation	-	2	-	3	-	-	5	-	5
Dividends	-	-	-	-	-	(53)	(53)	-	(53)
Comprehensive loss	-	-	(32)	(22)	-	(101)	(155)	-	(155)
Balance as at June 30, 2020	546	200	(474)	(16)	(260)	3,726	3,722	136	3,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 45

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the six-month period ended June 30, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915
Share-based compensation	-	-	-	6	-	-	6	-	6
Dividends	-	-	-	-	-	(136)	(136)	-	(136)
Comprehensive income	-	-	(2)	26	-	264	288	3	291
Balance as at June 30, 2019	546	193	(426)	15	(260)	3,871	3,939	137	4,076

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 46

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915
Share-based compensation	-	5	-	7	-	-	12	-	12
Dividends	-	-	-	-	-	(273)	(273)	(2)	(275)
Comprehensive income	-	-	(18)	13	-	410	405	4	409
Balance as at December 31, 2019	546	198	(442)	3	(260)	3,880	3,925	136	4,061

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, pharmaceuticals and automotive.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

B.	Material events in the reporting period

The COVID-19 pandemic continues to create significant business and economic uncertainty and volatility to global markets and accordingly, the downward trend in global economic activity continues. During the second quarter of 2020, certain countries, Israel included, began to experience a second outbreak of the pandemic. Given these conditions, ICL has taken measures to ensure the health and safety of its employees, suppliers, business partners and the communities in which it operates in order to ensure, among others, the operation level, the proper functioning of its facilities around the world and to minimize the potential impact on its business.

Manufacturing continues in most of the Company's sites around the world without any interruption. However, in order to comply with the local authorities' guidelines and to ensure the well-being of ICL's employees, by the end of March 2020, the Company's mining activities in Spain and England were partially reduced. Since then, the Company gradually resumed production until a full ramp up. Nevertheless, as part of the Company's response to the outbreak and its impact on the Company's results, several efficiency initiatives and measures were initiated, which include, among other things, the closure of the Sallent site (Vilafruns mine) in Spain, as of June 30, 2020, and a plan to discontinue unprofitable phosphate rock production and sale in Rotem Amfert Israel. For further information regarding the efficiency initiatives, see Note 4(1).

There is a difficulty in assessing the future impacts of the COVID-19 pandemic on the Company's operations, inter alia, in light of the heightened volatility in the markets, the uncertainty regarding the duration of the pandemic, the extent of its intensity and effects on the markets in which the Company operates and additional countermeasures the governments and central banks may take.

 ICL Group Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2019 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

 ICL Group Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

 ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel, Spain and China, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment's revenue, expenses and results include inter-segment transfers, which are based on transactions' prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of the financial statements' consolidation process.

 ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2020

Sales to external parties	281	301	421	193	7	-	1,203
Inter-segment sales	4	39	18	3	2	(66)	-
Total sales	285	340	439	196	9	(66)	1,203

Segment profit (loss)	70	38	8	15	(2)	(1)	128
Other expenses not allocated to the segments							(297)
Operating loss							(169)

Financing expenses, net							(31)
Share in earnings of equity-accounted investees							1
Loss before income taxes							(199)

Capital expenditures as part of business combination	-	-	-	-	(2)	-	(2)
Capital expenditures	24	55	63	4	-	-	146

Depreciation, amortization and impairment	18	42	52	7	-	131	250

 ICL Group Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2019

Sales to external parties	333	389	496	199	8	-	1,425
Inter-segment sales	3	43	22	3	1	(72)	-
Total sales	336	432	518	202	9	(72)	1,425

Segment profit (loss)	93	105	32	12	(1)	(11)	230
Other income not allocated to the segments							10
Operating income							240

Financing expenses, net							(37)
Share in earnings of equity-accounted investees							1
Income before income taxes							204

Implementation of IFRS 16	-	-	6	1	3	-	10
Capital expenditures	11	89	55	5	-	-	160

Depreciation, amortization and impairment	16	35	46	5	6	(9)	99

 ICL Group Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2020

Sales to external parties	642	572	904	389	15	-	2,522
Inter-segment sales	7	82	37	6	2	(134)	-
Total sales	649	654	941	395	17	(134)	2,522

Segment profit (loss)	173	52	17	29	(2)	(9)	260
Other expenses not allocated to the segments							(297)
Operating loss							(37)

Financing expenses, net							(83)
Share in earnings of equity-accounted investees							2
Loss before income taxes							(118)

Capital expenditures as part of business combination	-	-	-	-	25	-	25
Capital expenditures	45	116	124	7	4	1	297

Depreciation, amortization and impairment	35	81	101	12	7	132	368

 ICL Group Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2019

Sales to external parties	680	735	1,010	398	17	-	2,840
Inter-segment sales	6	81	45	9	1	(142)	-
Total sales	686	816	1,055	407	18	(142)	2,840

Segment profit	190	184	67	25	12	(7)	471
Other expenses not allocated to the segments							(4)
Operating income							467

Financing expenses, net							(72)
Share in earnings of equity-accounted investees							1
Income before income taxes							396

Implementation of IFRS 16	6	95	109	8	90	8	316
Capital expenditures	24	153	95	9	-	2	283

Depreciation, amortization and impairment	32	74	89	10	12	(7)	210

 ICL Group Limited Quarterly Report 55

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment profit	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investees							1
Income before income taxes							628

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

Depreciation, amortization and impairment	67	149	177	21	22	(3)	433

 ICL Group Limited Quarterly Report 56

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2020		4-6/2019		1-6/2020		1-6/2019		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

China	216	18	250	18	357	14	456	16	802	15
USA	173	14	177	12	405	16	422	15	840	16
Brazil	122	10	215	15	216	9	313	11	581	11
Germany	76	6	87	6	177	7	186	7	334	6
United Kingdom	73	6	83	6	189	7	205	7	347	7
Israel	71	6	77	5	130	5	132	5	241	5
France	59	5	64	4	124	5	123	4	257	5
Spain	52	4	60	4	124	5	133	5	249	5
India	34	3	58	4	82	3	101	4	178	3
Austria	31	3	30	2	57	2	62	2	101	2
All other	296	25	324	24	661	27	707	24	1,341	25
Total	1,203	100	1,425	100	2,522	100	2,840	100	5,271	100

 ICL Group Limited Quarterly Report 57

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2020
Europe	99	84	154	89	7	(17)	416
Asia	98	132	93	36	-	(4)	355
North America	66	14	83	26	1	(2)	188
South America	6	64	62	4	-	-	136
Rest of the world	16	46	47	41	1	(43)	108
Total	285	340	439	196	9	(66)	1,203

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2019
Europe	122	99	177	101	8	(24)	483
Asia	110	147	113	33	-	(3)	400
North America	71	14	88	22	-	(1)	194
South America	17	127	93	5	-	(5)	237
Rest of the world	16	45	47	41	1	(39)	111
Total	336	432	518	202	9	(72)	1,425

 ICL Group Limited Quarterly Report 58

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2020
Europe	226	232	342	196	15	(35)	976
Asia	204	197	201	68	-	(7)	663
North America	173	33	181	52	1	(3)	437
South America	17	98	124	9	-	-	248
Rest of the world	29	94	93	70	1	(89)	198
Total	649	654	941	395	17	(134)	2,522

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2019
Europe	257	236	379	214	16	(43)	1,059
Asia	209	268	236	63	-	(8)	768
North America	162	60	185	50	-	(1)	456
South America	27	162	160	10	-	(5)	354
Rest of the world	31	90	95	70	2	(85)	203
Total	686	816	1,055	407	18	(142)	2,840

 ICL Group Limited Quarterly Report 59

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
North America	353	95	370	95	-	(3)	910
South America	56	327	263	23	-	(1)	668
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

 ICL Group Limited Quarterly Report 60

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 4 – Impairment Testing and Efficiency Initiatives

1.
In light of the business and economic uncertainty and global markets volatility, which were also impacted by the continued spread of the COVID-19 pandemic, in the second quarter of 2020, the Company initiated several efficiency initiatives and measures as part of the Company's efforts to mitigate the implications on its financial results. The main pillars of the efficiency initiatives are: (1) a headcount reduction plan, primarily through an early retirement plan for Rotem Amfert Israel, Bromine Compounds, and Dead Sea Magnesium, of over 200 employees at a total cost of $78 million, (2) closure of the Sallent site (Vilafruns mine) in Spain, as of June 30, 2020, resulting in a write-off of attributable fixed assets of about $12 million and a provision for closing costs of $10 million (3) operational cost saving initiatives, and (4) an efficiency plan for Rotem Amfert Israel, as detailed below.

Rotem's efficiency plan is mainly comprised of (1) a plan to discontinue unprofitable phosphate rock production and sale, which results in an impairment of fixed assets and other assets in the amount of $70 million, a write-off of inventory, mainly inventory‑in-process unlikely to be realized, in the amount of $55 million and an increase in the provision for assets retirement obligation (ARO), in the amount of $22 million; and (2) the said employees retirement plan, which also takes into account the required employee benefits provision following the said discontinuation. The said provision for ARO, represents the Company's current estimation regarding the costs that will be associated with the said discontinuation. Nevertheless, the actual ARO costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements. For further information regarding the regulatory aspects relating to Rotem's facilities in Israel, see Note 7(1) below.

2.
In light of the business and economic uncertainty and the global market volatility, in the second quarter of 2020, the Company examined the existence of signs that may indicate an impairment in the value of its non-financial assets. Given the continuous trend of low phosphate prices and the negative impact on Rotem Amfert Israel's operations, the Company estimated Rotem's recoverable amount, with the assistance of an independent appraiser. The base estimates used to calculate the recoverable amount are: a nominal after-tax discount rate of 9% and a long-term growth rate of approximately 2%, reflecting the industries and markets in which the entity operates.

Based on the evaluation performed, the carrying amount of Rotem Amfert Israel is higher than the recoverable amount, and therefore an impairment loss of $50 million was recognized under "other expenses" in the statements of income.

 ICL Group Limited Quarterly Report 61

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 5 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2020		June 30, 2019		December 31, 2019
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	73	78	171	178	74	82

Debentures bearing fixed interest
Marketable	1,451	1,590	1,223	1,333	1,237	1,395
Non-marketable	281	292	281	291	281	293
	1,805	1,960	1,675	1,802	1,592	1,770

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	June 30, 2020	June 30, 2019	December 31, 2019
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	115	173	151

Level 2	June 30, 2020	June 30, 2019	December 31, 2019
	$ millions	$ millions	$ millions

Derivatives used for economic hedging, net	(35)	(4)	(3)
Derivatives used for accounting hedging, net	47	35	57
	12	31	54

(1)
During the second quarter of 2020, the Company sold about 14.3 million of its shares in YYTH for a consideration of $10 million. As at June 30, 2020, the remaining balance of the investment is $115 million, representing about 12% of YYTH's share capital.

 ICL Group Limited Quarterly Report 62

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 5 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, in January and May 2020, the Company designated several swap contracts for accounting hedge. These transactions, which include principal and interest of Series G debentures, entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. For further information relating to Series G debentures, see item D below.  The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is the effect of the Company's and counterparty's credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to about $110 million and $109 million respectively.

D. Developments in the reporting period

On May 18, 2020, the Company completed expansion of the series G debentures in Israel, in the amount of NIS 386 million (approximately $109 million). The aggregated principal of Series G debentures after the expansion amounts to NIS 766 million (approximately $219 million). The principal of series G debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The series G debentures carry an annual coupon of 2.4% to be paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. On May 14, 2020, the series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency.

 ICL Group Limited Quarterly Report 63

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments

Restricted shares

In November 2019, March 2020 and April 2020 the Company’s HR & Compensation Committee, Board of Directors and shareholders, respectively, approved an equity grant for 2020 in the form of restricted shares, to the company's directors (excluding directors whom are officers and directors of Israel Corporation Ltd.), in a value per grant of NIS 310,000 ($87,152).

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Millions)
April 23, 2020	ICL’s Directors (excluding directors whom are officers or directors of Israel Corporation Ltd.)	177	3 equal tranches: (1) one third at January 1, 2021 (2) one third at January 1, 2022 (3) one third at January 1,2023	An issuance for no consideration, under the amended 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the annual General Meeting of shareholders).	0.6

 (*) Vesting of the Restricted Shares would be fully accelerated if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)

February 12, 2020	March 18, 2020	23	0.02
May 11, 2020	June 17, 2020	30	0.02
July 28, 2020 (after the date of the report)*	September 16, 2020	36	0.03

* The dividend will be distributed on September 16, 2020, with a record date for eligibility for the dividend of September 2, 2020.

 ICL Group Limited Quarterly Report 64

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.
Note 19 in the Company’s Annual Report for 2019 provides disclosure regarding the regulatory aspects, which are essential in securing the future of Rotem phosphate mining and production operations in Israel. The Company is continuing its discussions with the relevant authorities, inter alia due to the COVID-19 pandemic and the business uncertainty, to obtain the permits and approvals required, as well as on the timing and extent of significant mandatory environmental related investments. In addition, it has increased its efforts to accelerate discussions with the State of Israel regarding the decision-making on future phosphate rock sources, to secure long-term certainty for Rotem.

The Company believes that it is more likely than not that the said approvals, permits and future phosphate rock sources will be granted within a timeframe, which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock sources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock sources and/or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations. The Company is examining the alternatives available to it regarding the operation of the Rotem plant in Israel. For further information regarding Rotem's efficiency plan, see Note 4(1) above.

2.
Note 19 to the Annual Financial Statements provides disclosure regarding DSW's concession including a reference to section 24(b) of the Supplement to the Concession Law, which discusses the approval manner of capital investments made commencing April 2020 until the end of the concession period. In March 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b). The procedure determines, among other things, the manner of examining new investments and the consent process. In addition, the procedure determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, and in ongoing maintenance of the facilities in the concession area (for the period starting 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period starting 2028), all subject to the conditions specified in the procedure. Such commitments do not change the way the Company currently operates.

3.
Note 19 to the Annual Financial Statements provides disclosure relating to the Israeli Court for Water Matters' decision to regulate the water pumping activity by means of a production license as defined in the Water Law and not through the Water Authority's directive, under which the Company operates today. In March 2020, the Water Authority granted a production license until the end of 2020. The production license includes provisions which are not significantly different from the Water Authority's directive, under which the Company operates today.

4.
Note 19 to the Annual Financial Statements provides disclosure relating to an application for certification of a class action from July 2018 for allegedly exploiting the monopolistic position of the Company and its subsidiaries, Rotem Amfert Israel and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants), to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law. In March 2020, the central district court granted the Defendants' a motion for delay in proceedings, until a decision is made by the Supreme Court in similar proceedings implicating the said case.

 ICL Group Limited Quarterly Report 65

Notes to the condensed consolidated interim financial statements as at June 30, 2020 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

5.
Note 19 to the Annual Financial Statements provides disclosure regarding the Company's actions to promote the plan for mining phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert and relating to the High Court of Justice's decision from February 2019 to grant a conditional order instructing the Respondents to show cause as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. Following several delays, in June 2020, the High Court of Justice granted the State's request for an additional extension to file an update notice on its behalf until September 1, 2020.

6.
Note 19 to the Annual Financial Statements provides disclosure regarding the agreement with Energean to supply natural gas (NG) and its announcement, from February 2020, of potential delays in supplying NG due to possible impacts on its production as a result of the COVID-19 outbreak, which was issued under the "Force Majeure" section. In June 2020, updates were received from Energean, according to which it estimates that the gas supply will be postponed from the first half to the second half of 2021. Subsequent to the date of the report, in July 2020, ICL's Audit Committee and Board of Directors approved a bridge engagement with Tamar reservoir, the owner of Tamar gas field in Israel, to supply NG in the interim period, until full gas supply is maintained from Energean. The agreement has not yet been signed. The final approval is subject to the approval of ICL's shareholders in the general meeting, which is expected to be held in September 2020. Given the above mentioned, no significant impact is expected on the Company following the said delay.

7.
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in April 2020, the Company entered into an agreement with Solina Corporate SAS to sell Hagesüd Interspice Gewürzwerke GmbH, including related real-estate assets. The sale's consideration is about $35 million, of which about $9 million represent a contingent consideration that will be received subject to meeting a specific sales target for a subsequent period of 12 months. In May 2020, the transaction was completed with no material impact on the Company's financial results.

8.
Note 16 to the Annual Financial Statements provides disclosure regarding disputes with the Belgium tax authorities regarding the eligibility to recognize a notion deduction on the Company's capital in 2010-2015. In March 2020, a favorable decision was received from the Court of Appeals, denying the Belgium tax authority's appeal also for the years 2011-2014 under the stipulation that the Company had acted legally. In July 2020, the Belgium tax authority appealed to the Supreme Court against the said favorable decision. The Company believes that it is more likely than not that its claims will be accepted.

 ICL Group Limited Quarterly Report 66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: July 29, 2020